UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                             CityFed Financial Corp.
                                (NAME OF ISSUER)

             $2.10 Cumulative Convertible, Series B, $25 par value,
                 Preferred Stock (TITLE OF CLASS OF SECURITIES)

                                   178 762 308
                                 (CUSIP NUMBER)

                     Stephen Lange Ranzini, 959 Maiden Lane,
                    Ann Arbor, Michigan 48105 (734) 741-5858
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                February 3, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             Page 1 of 9 pages
                         Exhibit Index on page 8

CUSIP NO.   178 762 308
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                           Stephen Lange Ranzini

       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  / /
       (See Instructions)                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                               PF
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                        / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF
       ORGANIZATION                                            United States
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                      445,800
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                          0
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                     445,800
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER                                        0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                     445,800
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES
       Shares (See Instructions)                               / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                      17.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       (See Instructions)                                      IN
--------------------------------------------------------------------------------
                                        2

CUSIP NO.   178 762 308
          ----------------
================================================================================
1      NAME OF REPORTING PERSON                        Clare Family Trust
       S.S. OR I.R.S. IDENTIFICATION
       NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)  / /
       (See Instructions)                               (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)
                                                       WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL                / /
       PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       New Jersey
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER                 126,970
  SHARES
BENEFICIALLY
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING
 REPORTING              POWER
PERSON WITH                                                  -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE
                        POWER
                                                          126,970
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE
                        POWER
                                                             -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON
                                                          126,970
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT               /X/
       IN ROW (11) EXCLUDES CERTAIN
       SHARES (See Instructions)
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (11)
                                                        5.0%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
        (See Instructions)                             OO
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     The Joint Statement (the "Statement") on Schedule 13D of Stephen Lange Ranzini and the Clare Family Trust, dated February 3, 2003, in relation to the $2.10 Cumulative Convertible Preferred Stock, Series B, $25 par value ("Preferred Stock") of CityFed Financial Corp., a Delaware corporation (the "Corporation") is amended as set forth below. The Corporation's principal executive office address is P.O. Box 3126, Nantucket, Massachusetts 02584.

     This Amendment is being filed in connection with the transfer of the shares of Preferred Stock previously held by Joseph Louis Ranzini to the Clare Family Trust.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Statement is jointly filed by Stephen Lange Ranzini, individually and as a trustee, and the Clare Family Trust (the "Trust"), of which Stephen Lange Ranzini is the sole trustee.

     Catherine Ranzini Clare and her three children, Holly Clare, Meghan Clare and Michael Clare are respectively the equal 1/4th primary beneficiaries of the Trust.

     (b)-(c) Stephen Lange Ranzini's business address is at 959 Maiden Lane, Ann Arbor, Michigan 48105. He is a director, President and Chief Executive Officer of the University Bancorp, Inc. Stephen Lange Ranzini is also a Chairman of the Board, President and director of University Bank. He is also a Chairman of the Board, President and the Treasurer of both Michigan BIDCO, Inc. and Northern Michigan Foundation and he holds director, officer and/or other positions with a number of the businesses in which BIDCO and University Bank invest. He is the son of Joseph Louis Ranzini and the brother of Catherine Ranzini Clare.

     The business address of the Trust is at 959 Maiden Lane, Ann Arbor, Michigan 48105. The Trust was formed for the benefit of members of the Clare family and engages in no active business other than investment of Trust assets.

     (d) During the last five years, neither Stephen Lange Ranzini nor the Trust has been convicted in a criminal proceeding (excluding, if any, traffic violations or similar misdemeanors).

     (e) During the last five years, neither Stephen Lange Ranzini nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Stephen Lange Ranzini is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 21, 2000, the Clare Family Trust lent Joseph Louis Ranzini $141,986 at 9.50% secured by various assets owned by Joseph Louis Ranzini, including 126,970 shares of Preferred Stock. The purpose of the loan was to enable Joseph Louis Ranzini to pay a demand on him under a guarantee that he had issued to the Michigan Capital Fund for Housing, L.P. 1 in the amount of $141,986 in 1993 and which the primary obligor was unable to pay. As a result of Joseph Louis
Ranzini's death on November 26, 2002, he was unable to make payments on the loan. No executor has been appointed, qualified or willing to serve on behalf of his estate. The Trust made a demand for payment, which was not answered, and the collateral securing the loan was transferred to the Trust as partial repayment for the balance of the loan. As a result, the 126,970 shares of Preferred Stock were transferred to the Trust effective February 3, 2003.

     The shares of Preferred Stock owned by Clare Family Trust is now 126,970.

ITEM 4. PURPOSE OF TRANSACTION.

     Stephen Lange Ranzini and the Clare Family Trust (collectively the "Holders") have acquired the shares of Preferred Stock for investment and not with the purpose of changing or influencing the control of the Corporation. The Holders do not currently plan any proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D except as set forth herein. The Holders may dispose of some or all of the Preferred Stock held by them, or may acquire additional securities of the Corporation, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

     Stephen Lange Ranzini became a director of the Corporation in July 1991, filling on of the two positions on the Corporation's Board of Directors, which, pursuant to the terms of the Corporation's certificate of incorporation, the holders of the Preferred Stock are entitled to elect, by virtue of the Corporation's failure to pay accrued dividends on the Preferred Stock for at least six full quarters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Preferred Stock deemed to be beneficially owned by Stephen Lange Ranzini is 445,800 representing in the aggregate 17.6% of the outstanding shares of Preferred Stock as of February 3, 2003. Of such shares, he has sole voting and dispositive power as to 318,830 shares held in his own name, and he holds voting and dispositive power, as to 126,970 shares held by the Trust.

     The aggregate number of shares of Preferred Stock deemed to be beneficially owned by Clare Family Trust for the purposes of this Statement is 126,970 representing 5.0% of the outstanding shares of Preferred Stock of the Corporation as of February 3, 2003. The Trustee of the Trust has sole voting and dispositive power as to all of the 126,970 shares.

     (c) The only transaction in the shares of Preferred Stock that has been effected by any of the reporting persons since the filing of Amendment No. 2 to the Statement is the transfer of the shares from Joseph Louis Ranzini to the Trust, described above in Item 3.

     (d) Each of Catherine Ranzini Clare, Holly Clare, Meghan Clare and Michael Clare is a primary beneficiary (each with a one-fourth interest) of the Trust and accordingly each is entitled to 25% of all net income derived by such Trust.

     (e) Joseph Louis Ranzini ceased to be a holder of more than 5% of the Corporation's Preferred Stock on February 3, 2003 upon the transfer to the Trust of an aggregate of 126,970 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF ISSUER.

     Stephen Lange Ranzini and the Trust of which he is Trustee, the Clare Family Trust may, by virtue of the relationship, be deemed to be members of a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, with respect to shares of the Corporation. Except as indicated herein, there are no contracts, arrangements, undertakings or relationships between or among Stephen Lange Ranzini and/or the Clare Family Trust, and/or with any other person, with respect to the securities of the Corporation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     1. Joint filing agreement of the signatories to this Statement.

                                   SIGNATURE.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct. This amendment may be executed in any number of counterparts, each of which shall constitute one and the same amendment.

                       Dated:  February 3, 2003


                                       /s/ Stephen Lange Ranzini
                                       ----------------------------------------
                                       Stephen Lange Ranzini, individually and
                                       as trustee

                                  Exhibit Index


Exhibit No. Exhibit Description

     1. Joint filing agreement of the signatories to this Statement.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     Each of the undersigned agrees that the Statement on Schedule 13D relating to shares of Preferred Stock of CityFed Financial Corp. to which this Agreement is attached is being filed on behalf of each of the undersigned. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Agreement.

                       Dated as of February 3, 2003


                                       /s/ Stephen Lange Ranzini
                                       ----------------------------------------
                                       Stephen Lange Ranzini, individually and
                                       as trustee




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